Exhibit (a)(5)
NEWS

Contact:	Media: Becky Sanch 1.313.594.4410 bsanch@ford.com	Equity Investment Community: Larry Heck 1.313.594.0613 fordir@ford.com	Fixed Income Investment Community: Rob Moeller 1.313.621.0881 fixedinc@ford.com	Investor Inquiries: Georgeson, Inc. 1.888.605.7541
FOR IMMEDIATE RELEASE
FORD COMMENCES CONVERSION OFFER FOR 6.50% CUMULATIVE CONVERTIBLE TRUST PREFERRED SECURITIES
DEARBORN, Mich., July 2, 2007 — Ford Motor Company [NYSE: F] (“Ford”) today commenced a conversion offer related to the outstanding 6.50% Cumulative Convertible Trust Preferred Securities [NYSE: F PrS] of Ford’s wholly owned subsidiary trust, Ford Motor Company Capital Trust II.
The trust preferred securities, which were issued in 2002, have an aggregate liquidation value of about $5 billion. Each trust preferred security has a liquidation value of $50 and is convertible into 2.8249 shares of Ford common stock at the holder’s option. The subsidiary trust’s sole assets are $5.2 billion principal amount of 6.5% Junior Subordinated Convertible Debentures due 2032 of Ford Motor Company, which will be cancelled to the extent trust preferred securities are converted into Ford common stock. Through the debentures and other instruments, Ford has effectively guaranteed the trust preferred securities.
The conversion offer is scheduled to expire at 5:00 p.m., Eastern Time, on Tuesday, July 31, 2007, unless extended or earlier terminated, and is expected to settle on Friday, August 3, 2007.
Holders who elect to convert their trust preferred securities into shares of Ford’s common stock will receive 2.8249 shares of Ford common stock plus a premium consisting of shares of Ford common stock valued at $14.25 for each trust preferred security. The number of premium shares received will be determined by the average market price of Ford common stock on July 25, 26 and 27, 2007 (assuming the offer is not extended).

“As we continue to make progress on restructuring our automotive operations to return to profitability, we also are focused on improving our balance sheet, which this conversion offer will do,” said Don Leclair, Ford’s executive vice president and chief financial officer.
The conversion offer is being made pursuant to an offering circular and related documents, each dated July 2, 2007. The completion of the offer is subject to conditions described in the conversion offer documents. Subject to applicable law, Ford may waive the conditions applicable to the offer or extend, terminate or otherwise amend the offer.
This press release is not an offer to convert, or a solicitation of an offer to convert, any trust preferred securities. The conversion offer is being made only on the terms and subject to the conditions described in the offering circular and related documents, which will be distributed to holders of trust preferred securities, who are advised to read such documents because they contain important information. Copies of the offering circular and related documents have been filed with the Securities and Exchange Commission as exhibits to a Schedule TO and are available for free at the Commission’s web site at www.sec.gov.
Holders of trust preferred securities may address questions about the conversion offer or make requests for copies of the offering circular and related documents for free to Georgeson, Inc., the information agent for the conversion offer, by calling toll-free at
888-605-7541.
Ford Motor Company Capital Trust II, a statutory business trust, was formed in 2001 under the laws of the state of Delaware and is a wholly-owned subsidiary of Ford Motor Company. Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles in 200 markets across six continents. With about 260,000 employees and about 100 plants worldwide, the company’s core and affiliated automotive brands include Ford, Jaguar, Land Rover, Lincoln, Mercury, Volvo and Mazda. The company provides financial services through Ford Motor Credit Company.
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